

October 25, 2012

<u>Via E-mail</u>
Joshua J. Widoff
Executive Vice President, Treasurer, Secretary, and General Counsel
Logistics Income Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Logistics Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 27, 2012**
> **File No. 333-184126**

Dear Mr. Widoff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to include a statement in your critical accounting policy disclosures section that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and therefore your financial statements may not be comparable to companies that comply with public company effective dates.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3. We note that you may invest in mortgage, mezzanine, construction, bridge and other loans related to real estate and invest in other entities and make equity investments in commercial real property. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is

entirely consistent with that class exemption you may contact the Division of Market Regulation.

Cover Page

6.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

7.   Please add risk factors to address the risk that you may incur significant fees if you terminate your advisory agreement and that you may change your targeted class of investments without shareholder notice or consent. Please make similar revisions to your Summary and Risk Factors sections as appropriate.

Prospectus Summary, page 1

Compensation to the Advisor and its Affiliates, page 4

8.   Please clarify how your advisor will be compensated if you enter into a joint venture with an affiliate.

9.   We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

10.   Please show us how you calculated the $22.5 million dealer manager fee. Additionally, tell us what your rationale is for changing the assumptions utilized for the calculation of the respective fees such that you assume all shares sold are Class A shares when calculating the Sales Commissions but you assume that all shares sold are Class T shares when calculating the Dealer Manager Fee. In your response explain to us why the approach used to calculate Sales Commissions and Dealer Manager Fee here differs from the approach used in your schedule of estimated use of proceeds on page 62.

Asset Management Fees – the Advisor, page 9

11.   Please provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage. Refer to Item 4 of Industry Guide 5.

Structure Chart, page 13

12.   Please increase the size of the chart on page 13 so that it is legible.

Risk Factors, page 23

If we internalize our management functions …, page 27

13.   In this risk factor, you discuss internalizing your advisor. If applicable, please explain that upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Investment Strategy, Objectives and Policies, page 64

14.   Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio or advise.

Target Market and Submarket Selection, page 64

15.   Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Advisor and the Advisory Agreement, page 85

16.   Please ensure that you provide all of the disclosure by Item 401(c) of Regulation S-K. For example, please clarify the role Mr. Reiff serves at your advisor.

The Advisory Agreement, page 87

17.   We note your disclosure that you may terminate your advisor upon 60 days' written
       notice for "good reason." We further note that you must give the advisor 30 days' notice
       to cure a breach. Please clarify whether the 60 day period commences at the time the 30
       day notice is provided or whether it commences after the advisor has failed to cure the
       breach.

Prior Performance of the Advisor and Its Affiliates, page 113

18.   Please include a description of the sponsor's experience in the last ten years with all other
       programs that have invested primarily in real estate, regardless of the investment
       objectives of the programs. See Item 8.A.1. of Guide 5. For example, please advise why
       you have omitted disclosure regarding Industrial Income Trust and Dividend Capital
       Total Realty Trust or provide disclosure.

19.   Please ensure that you disclose the percentage, based on purchase prices, of new, used, or
       construction properties. See Item 8.A.1.g. of Guide 5.

Appendix A: Prior Performance Tables, page A-1

20.   The registrant does not appear to have a public track record as defined under Item 8 of
       Guide 5. In Tables I-IV, it appears that the registrant has not sponsored at leave five
       programs with investment objectives similar to those of the registrant. Thus, for each
       table, as applicable, please provide information for each prior program even if the
       investment objectives are not similar to those of the registrant or advise. See Appendix
       II, Tables I-IV of Guide 5.

21.   Tables I and II require disclosure for programs in which the offerings closed in the most
       recent three years and Table III requires disclosure if the offering closed in the most
       recent five years. Some of the offerings appear to have closed more than three or five
       years ago. Please advise us of the reasons for their inclusion or revise as appropriate.

22.   We note that all of your tables are as of December 31, 2010. Please update your tables to
       include information for the fiscal year ended December 31, 2011 or advise.

23.   Please advise why you have not included disclosure regarding Dividend Capital
       Diversified Property Fund, Inc. in the tables.

Table I

24.   We note your disclosure in the table that that the cash down payment was 176.8% and
        that the total acquisition cost was 179.6%. Please advise us of the high percentage and
        why the acquisition cost exceeds 100%. We may have further comment.

25.   In the line item "Months to invest 90% of amount available for investment," you disclose
        that it is not applicable and in the related footnote you disclose that it is not applicable
        because of the open-ended nature of the offerings. Please explain in greater detail why
        this line item is not applicable to each of the offerings listed in the table. We may have
        further comment.

Table V

26.   It appears that many of the properties were sold more than three years ago. Please revise
        to update the table or advise. See Instruction 1 to Table V of Guide 5.

Exhibits

27.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal opinions with the next amendment, please provide a draft copy for us to
        review. The draft should be filed as EDGAR correspondence. In addition, we note the
        exhibit list includes "form of" agreements. Please note that the final executed version of
        Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Judith D. Fryer, Esq. (*via e-mail)*